UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10032816

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

DEC 27 2010

Washington, DC 110

SEC FILE NUMBER
8- 18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2009 (MM/DD/YY) AND ENDING October 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIBC World Markets Corp. and subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Brown 212-667-8082
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Daniel R. Brown*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *CIBC World Markets Corp.*, as of *October 31*, 20*10*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARIA CAMACHO
Notary Public, State of New York
No. 01CA5003151
Qualified in Richmond County
Commission Expires Oct. 19, 2014

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

Year Ended October 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CIBC World Markets Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and Subsidiaries ("the Company") as of October 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and Subsidiaries at October 31, 2010, in conformity with U.S. generally accepted accounting principles.



December 20, 2010

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2010

(000's omitted, except for share and par value information)

Assets	
Cash	$ 52,510
Securities purchased under resale agreements, including $20,162 of securities segregated in accordance with Rule 15c3-3	3,964,520
Securities borrowed	1,018,703
Receivable from broker-dealers and clearing organizations	126,740
Receivable from customers	158,872
Trading assets, at fair value, including $49,987 of securities segregated in accordance with Rule 15c3-3	87,010
Due from affiliates – income taxes	55,782
Due from affiliates – service fees	35,276
Securities received as collateral, at fair value	668,777
Other assets	23,843
Total assets	$ 6,192,033
Liabilities and shareholders' equity	
Liabilities:	
Short-term note payable	$ 200,571
Securities sold under repurchase agreements	3,812,553
Securities loaned	466,605
Payable to broker-dealers and clearing organizations	11,000
Payable to customers	28,752
Accrued employee compensation and benefits	46,383
Due to affiliates – service fees	790
Obligation to return securities received as collateral, at fair value	668,777
Other liabilities and accrued expenses	40,462
	5,275,893
Commitments and contingencies	
Liabilities subordinated to claims of general creditors	250,000
Shareholders' equity	
Common stock, par value $0.25 per share; 6,800 shares authorized; 6,758 shares issued and outstanding	1,690
Additional paid-in capital	911,360
Accumulated deficit	(234,743)
Accumulated other comprehensive loss	(12,167)
	666,140
Total liabilities and shareholders' equity	$ 6,192,033

See notes to consolidated statement of financial condition.

CIBC World Markets Corp. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

October 31, 2010
(000's omitted)

1. Organization and Significant Accounting Policies

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("DHI"). DHI is a wholly owned subsidiary of CIBC World Markets Inc. ("WMI"). WMI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The financial condition of the company could be significantly different from those that would have been obtained if the Company had been autonomous.

All intercompany balances have been eliminated upon consolidation. Certain financial information for prior periods has been reclassified to conform to the current period presentation.

The accompanying consolidated statement of financial condition of the Company as of October 31, 2010 has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2009.

Nature of Business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities.

Securities and Commodities Transactions

The Company executes trades for customers on both an agency and principal basis. Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary transactions are recorded on a trade-date basis.

1. Organization and Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of ASC 860, *Transfers and Servicing*, are met.

Securities Borrowed/Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. In a non-cash securities lending transaction, the securities received as collateral in the form of cash or other collateral are generally in excess of the market value of the securities loaned. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities loaned and borrowed are recorded at contract value on the Consolidated Statement of Financial Condition. Securities lending and borrowing transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

1. Organization and Significant Accounting Policies (continued)

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities borrowing agreements and margin lending agreements is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 ("Rule 15c3-3") and deposit requirements with clearing organizations.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets in the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment and software is provided on a straight-line basis over a period of 2 to 7 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, contingent liabilities and employee pension and postretirement benefits. Actual results could differ from these estimates and assumptions.

1. Organization and Significant Accounting Policies (continued)

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date.

Income Taxes

The Company uses the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Share-Based Payments

The Company provides compensation to certain employees in the form of stock options and/or restricted share-based awards ("RSAs"). Forfeitures are required to be estimated upfront in the year an award is granted and are periodically reassessed and adjusted to reflect actual forfeitures. The holders of RSAs are entitled to receive a cash dividend based on the dividends declared on the common stock of CIBC.

The 2007 RSAs settle in CIBC common shares. The 2008, 2009 and 2010 RSAs settle in the cash equivalent of CIBC common shares. As of October 31, 2010, the Parent recognized the liability to the Company's employees and bore the risk of any fair value changes between grant date and measurement date. The Company is contemplating an immunization agreement for fiscal year 2011 whereby the Company will assume the liability to its employees and will record the difference in fair value between grant date and measurement date. Additionally, the Company will record an equal and offsetting receivable from the Parent.

1. Organization and Significant Accounting Policies (continued)

Limited Partnerships

According to ASC 810, *Consolidation* ("ASC 810"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity. ASC 810 provides that a controlling financial interest in an entity is present when an entity has one or more variable interests that are expected to absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE. The Company does not hold any investments considered to be VIEs.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by ASC 323, *Investments – Equity Method and Joint Ventures*. This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

The Company uses the accounting guidance issued by ASC 810 when determining whether a general partner controls a limited partnership. ASC 810 guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The Company invests as a general partner in partnership structures that have another unrelated general partner. They work jointly to manage the partnership. Neither general partner can individually control or direct the actions of the partnership, therefore the Company's interest in these partnerships are accounted for under the equity method.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Accounting for Uncertainty in Income Taxes

ASC 740-10, *Accounting for Uncertainty in Income Taxes* ("ASC 740-10"), requires that an entity recognize in the statement of financial condition, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Accounting for Defined Benefit Pension and Other Postretirement Plans

ASC 715, *Compensation – Retirement Benefits* ("ASC 715"), requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet. The statement also requires an entity to measure the funded status of a plan at the statement of financial condition date.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides a single definition of fair value, together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Fair Value Option for Financial Assets and Financial Liabilities

ASC 825, *Financial Instruments*, permits entities to choose to measure many financial instruments and certain other items at fair value. For these items, the Company has not exercised the option to adopt fair value for the current fiscal year.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

New Accounting Pronouncements

Fair Value Measurements

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-6"), which amends ASC 820, which requires entities to disclose separately the amounts of significant transfers between Level I and Level II of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level III, and information in the reconciliation of recurring Level III measurements about purchases, sales, issuances and settlements on a gross basis. In addition, ASU 2010-06 amends ASC 820 to clarify that reporting entities are required to provide fair value measurement disclosures for each "class" of assets and liabilities. ASU 2010-06 is effective for the beginning of an entity's first annual reporting period that begins after December 15, 2009 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level III measurements on a gross basis, which becomes effective for fiscal years beginning after December 15, 2010. The Company does not believe the adoption of ASU 2010-6 will materially impact the consolidated statement of financial condition.

Credit Quality of Financing Receivables

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit* Losses ("ASU 2010-20"), which requires entities to provide extensive new disclosures in their notes to the statement of financial condition about their financing receivables, including credit risk exposures and the allowance for credit losses. ASU 2010-20 is effective for entities with reporting periods beginning on or after December 15, 2010. The Company does not believe the adoption of ASU 2010-20 will materially impact the consolidated statement of financial condition.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Limited Partnerships

In June 2009, ASC 810 was amended to change the determination of when a VIE should be consolidated. Under ASC 810, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASC 810 is effective for the beginning of an entity's first annual reporting period that begins after November 15, 2009. The Company does not expect adoption to have a material effect on the consolidated statement of financial condition.

2. Cash

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major money center banks and the Parent.

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2010 are as follows:

Receivable from broker-dealers and clearing organizations:	
Clearing organizations	$ 58,344
Investment banking receivable	2,488
Receivable from Oppenheimer	42,345
Receivable from broker – affiliate	22,621
Other	942
	$ 126,740
Payable to broker-dealers and clearing organizations:	
Clearing organizations	$ 3,898
Dividends and interest payable	6,524
Other	578
	$ 11,000

(000's omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations (continued)

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Effective January 1, 2008, the Parent sold the Company's U.S. based investment banking, leverage finance, equities, and related debt capital markets businesses and its Israeli investment banking and equities business (the "Transferred Business") to Oppenheimer & Co. Inc. ("Oppenheimer"). The sale to Oppenheimer of certain other U.S. capital markets-related business located in the U.K. and Asia closed in the fourth quarter of 2008. In consideration, Oppenheimer provided the Parent warrants for one million shares of Oppenheimer exercisable at the end of five years. In addition, Oppenheimer will pay the Company a minimum deferred purchase price of $25,000 at the end of five years based on the earnings of the Transferred Business. Included in receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition is $21,345 which represents the current present value of the minimum deferred purchase price, $15,000 which represents a note receivable from Oppenheimer related to RSAs that vested in 2008, and $6,000 which represents a receivable from Oppenheimer related to RSAs that vested in 2010. The note receivable bears interest at the three-month LIBOR rate plus six hundred basis points per annum.

4. Receivable from and Payable to Customers

Accounts receivable and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

5. Secured Financing Transactions

At October 31, 2010, the fair value of collateral accepted under reverse repurchase agreements, securities borrowed transactions and for customer margin loans was $4,993,603, all of which was sold or re-pledged.

Securities purchased under resale agreements with a market value of $20,162 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

6. Fair Value Measurements of Trading Assets

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk etc.).

Level 3 – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks and U.S. government securities: Common stocks are valued at the closing price and U.S. government securities are valued at the last price from active markets.

Unregistered investment companies: The Company's investments in unregistered investment companies are valued based upon the Company's applicable ownership interest in the net assets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(000's omitted)

6. Fair Value Measurements of Trading Assets (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value at October 31, 2010.

	Assets at Fair Value as of October 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks	$ 4,380	$ –	$ –	$ 4,380
U.S. government securities	49,987	–	–	49,987
Unregistered investment companies	–	–	32,643	32,643
Total trading assets at fair value	$ 54,367	$ –	$ 32,643	$ 87,010

Trading assets with a market value of $49,987 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

Redemptions of the Company's investments in unregistered investment companies are restricted.

7. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

Effective February 22, 2010, the Company began clearing commodities on behalf of an affiliate customer.

(000's omitted)

7. Related Party Transactions (continued)

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated statement of financial condition:

Assets	
Cash	$ 1,848
Securities purchased under resale agreements	252,431
Securities borrowed	232
Receivable from broker-dealers and clearing organizations	23,374
Receivable from customers	153,214
Due from affiliates – income taxes	55,782
Due from affiliates – service fees	35,276
Other assets	11,371
Liabilities	
Securities sold under repurchase agreements	1,050,967
Securities loaned	504
Due to affiliates – service fees	790
Short-term note payable	200,571
Liabilities subordinated to claims of general creditors	250,000
Other liabilities	694

8. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors as of October 31, 2010 consisted of the following:

Revolving subordinated loan due July 29, 2016	$ 250,000

The revolving subordinated loan, maturing on July 29, 2016, bears interest at the one-month LIBOR rate plus fifty-three basis points per annum. This revolving subordinated loan facility of $250,000 represents a commitment by an affiliate to fund the Company and was fully utilized as of October 31, 2010.

(000's omitted)

8. Liabilities Subordinated to Claims of General Creditors (continued)

Additionally, the Company has a revolving subordinated loan facility in an amount of $250,000, which represents a commitment by an affiliate to fund the Company. This committed facility expires July 31, 2017 and was not utilized as of October 31, 2010. The Company is not charged a fee for unutilized commitments. The fair market rate for similar revolving subordinated loans would be approximately eighty-four basis points over the next six months.

The revolving liability subordinated to claims of general creditors is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and constitutes part of the Company's net capital under the Securities Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h). The liability may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

9. Income Taxes

The Company is part of the consolidated U.S. federal income tax return filed by DHI. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's current tax liability or benefit does not reflect amounts that would be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's loss and credit utilization are calculated to the extent the consolidated group has capacity to utilize such loss and credit carryovers.

The valuation allowance was increased by $1,828 during 2010 to $41,865 which fully offsets deferred tax assets attributable to NYS and NYC net operating losses ("NOL"). The Company believes that the current level of valuation allowance is sufficient based on all available evidence that it is more likely than not that the remaining deferred tax assets will be realized prior to expiration.

Under ASC 740, *Income Taxes*, ("ASC 740") temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at future income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

(000's omitted)

9. Income Taxes (continued)

As of October 31, 2010, the amount due from DHI that pertains to income taxes was $55,782, recorded as due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in such amounts due from DHI are net deferred tax assets of $42,789. A deferred tax asset of $2,782 was the result of expenses being allocated from DHI related to the closure of certain Internal Revenue Service ("IRS") audits.

The Company has evaluated the potential impact of ASC 740-10 and has concluded that there are no tax positions requiring recognition, measurement or disclosure in the financial statements nor are there any events expected during the next twelve months that would require recognition, measurement or disclosure in the financial statements. The statute of limitation for assessment or refund of Federal, New York State and New York City corporate income taxes has not yet expired for the years ended October 31, 2007 through October 31, 2009. Certain years prior to the year ending October 31, 2007 are currently under or open to examination for New York State and New York City.

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, under non-cancelable operating leases expiring on various dates between 2011 and 2015. At October 31, 2010, aggregate minimum rental commitments for non-cancelable leases are as follows:

	Leased
Year ending October 31:	
2011	$ 6,885
2012	1,676
2013	1,597
2014	1,617
2015	135
2016 and thereafter	–
	$ 11,910

(000's omitted)

10. Commitments and Contingencies (continued)

In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

At October 31, 2010, the Company remained primarily liable for minimum rental commitments for leases on premises that have been surrendered to the landlord or subleased to a third-party tenant. The Company's commitments on these leases expire on various dates between 2011 and 2015. The Company has provided reserves for any projected losses on these subleases. Included in the reserves for projected losses on these subleases, is $10,573 of sublease loss that the Company has assumed on behalf of an affiliate. This lease is not included in the above table.

Assigned Lease Commitments

In connection with the sale of its US Wealth Management Division to Oppenheimer in 2003, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2010, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year ending October 31:	
2011	$ 3,990
2012	3,733
2013	3,516
2014	3,632
2015	605
2016 and thereafter	–
	$ 15,476

Other Commitments

At October 31, 2010, the Company had outstanding commitments to resale, repurchase, to fund investments in partnerships and a letter of credit of approximately $300,000, $450,000, $1,119 and $30, respectively. The commitment to repurchase includes $200,000 with an affiliate.

(000's omitted)

10. Commitments and Contingencies (continued)

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

11. Employee Benefit and Other Compensation Plans

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code. A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to IRS limitations. The Company matches up to 50% of a participant's contribution up to 6% of the participant's base salary.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent company stock options on the date of grant:

Year ended October 31, 2010	
Weighted-Average Assumptions	
Risk-free interest rate	2.88%
Expected dividend yield	6.57
Expected share price volatility	32.20
Expected life	6 years

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date.

(000's omitted)

11. Employee Benefit and Other Compensation Plans (continued)

Under the RSA plan, certain key employees are granted awards to receive CIBC common shares. Some granted awards are settled in the cash equivalent of CIBC common shares. The 2007 RSAs settle in CIBC common shares. The 2008, 2009, and 2010 RSAs settle in the cash equivalent of CIBC common shares. In general, RSAs vest one-third annually beginning in the year after the grant.

12. Postretirement Benefits

Healthcare

Through a plan administered by an affiliate, the Company currently provides certain health care and life insurance benefits to eligible retired employees. Eligible retirees share in the cost of the healthcare benefits. The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by company, therefore the actuarial information presented here is for the entire plan.

The discount rates used at October 31, 2010 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the retiree healthcare plan were as follows:

At October 31, 2010	
Discount rate	5.50%
Initial healthcare trend rate	8.30

The retiree healthcare plan is funded on a pay-as-you-go basis. Changes in the accumulated postretirement benefit obligation for retiree benefit plans are as follows:

Year ended October 31, 2010	
Benefit obligation at beginning of year	$ 22,468
Service cost	300
Interest cost	1,262
Plan amendment	(8,311)
Actuarial (gain)/loss	(14)
Benefits paid	(568)
Benefit obligation at the end of year	$ 15,137

12. Postretirement Benefits (continued)

Pension Benefits

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan. This is a single pension plan in which multiple CIBC affiliates participate. Under IRS regulations each of the affiliated companies is jointly and severally liable for the pension plan. The pension plan benefit payment formula is generally based upon a retired employee's length of service and a percentage of qualifying compensation during the final years of employment. The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by company, therefore the actuarial information presented is for the entire plan.

The discount rates at October 31, 2010 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for the pension plan were as follows:

At October 31, 2010	
Discount rate	5.50%
Compensation increases	Varies by grade
Expected return on assets	7.00%

To determine the expected long-term rate of return on the pension plans assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The affiliates' funding policy is to contribute the amount necessary to satisfy the IRS's funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those reasonably expected to be earned by employees in the future.

Benefit obligations are described in the following tables. Accumulated and Projected Benefit Obligations ("ABO" and "PBO") represent the obligations of the plan for past service as of the measurement date, October 31, 2010. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation levels.

(000's omitted)

12. Postretirement Benefits (continued)

The components of projected benefits obligation:

Year ended October 31, 2010		
Projected benefit obligation at beginning of year	$	84,897
Service cost		1,531
Interest cost		4,915
Plan amendment		1,283
Actuarial (gain)/loss		4,670
Benefits paid		(4,158)
Projected benefit obligation at the end of year	$	93,138

The accumulated benefit obligation at October 31, 2010 is $91,670.

The pension plan assets are held in trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

The pension plan assets are described below:

Year ended October 31, 2010		
Fair value of pension plan assets at beginning of year	$	67,157
Actual gain on plan assets		7,629
Employer contributions		2,380
Benefits paid		(4,158)
Fair value of pension plan assets at the end of year	$	73,008

The following is a description of the valuation methodologies used for pension plan assets measured at fair value.

Common stocks and U.S. government securities: Common stocks are valued at the closing price and U.S. government securities are valued at the last price from active markets.

Registered investment companies: Valued at the net asset value ("NAV") of shares held by the plan at year end.

(000's omitted)

12. Postretirement Benefits (continued)

Unregistered investment companies: The Company's investments in unregistered investment companies are valued based upon the Company's applicable ownership interests in the net assets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, with the fair value hierarchy, the Company's pension plan assets at fair value as of October 31, 2010:

	Assets at Fair Value as of October 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Registered investment companies:				
US Government	$ 37,680	$ –	$ –	$ 37,680
Equity Index	22,122	–	–	22,122
Money Market	–	1,147	–	1,147
Total registered investment companies	59,802	1,147	–	60,949
Unregistered investment companies:				
Equity Index	–	–	12,059	12,059
Total unregistered investment companies	–	–	12,059	12,059
Total assets at fair value	$ 59,802	$ 1,147	$ 12,059	$ 73,008

The weighted-average asset allocations are as follows:

At October 31, 2010	
Equity securities	40%
Debt securities	51
Cash	9
Total	100%

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. Each of these transactions contains varying degrees of off-balance sheet risk.

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As a general partner, the Company is liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. Such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

(000's omitted)

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

14. Net Capital Requirements

As a registered broker-dealer and member firm of Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the risk-based minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain adjusted net capital equivalent to $1,000 or the sum of 8% of customer and 8% of the non-customer risk maintenance margin requirement as defined by the CFTC or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2010, the Company's net capital under the Uniform Net Capital Rule was $679,815; The amounts in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or 8% of the CFTC minimum requirement; and the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level were $675,137 and $674,669 respectively.

The financial information of the Company's subsidiaries is included in the accompanying consolidated statement of financial condition but not included in the Company's unconsolidated net capital computation.

(000's omitted)

14. Net Capital Requirements (continued)

As of October 31, 2010, these balances consisted of:

	Totals per Unconsolidated Form 17A-5	Subsidiary Balances	Effect of Intercompany Eliminations	Totals per Consolidated Statement of Financial Condition
Assets	$ 6,191,936	$ 1,067	$ (970)	$ 6,192,033
Liabilities	5,525,796	106	(9)	5,525,893

15. Subsequent Events

On November 1, 2010, the Company received a $15,000 principal payment from Oppenheimer for RSAs that vested in 2008.

On November 18, 2010, the Company repaid the $250,000 revolving subordinated loan due July 29, 2016.

The Company's securities borrowing business has been significantly reduced but the Company will continue to engage in limited transactions with affiliates. As part of this reduction, certain employees were severed from the company.

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management of
CIBC World Markets Corp. and Subsidiaries

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of CIBC World Markets Corp. and Subsidiaries (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the Chicago Mercantile Exchange, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended October 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts reported on the Company's Rule 17a-5 annual audited statement of income, the monthly and quarterly FOCUS reports for the year ended October 31, 2010, and other supplemental schedules, with the amounts reported in Form SIPC-7 for the year ended October 31, 2010, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ending October 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

December 20, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended October 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-018333 FINRA OCT 4/9/1975
CIBC WORLD MARKETS CORP
ATTN JEFFREY THIBEAULT CHIEF COMP
425 LEXINGTON AVE
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 102,095

B. Less payment made with SIPC-6 filed (exclude interest) (29,731)

05/28/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 72,364

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 72,364

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 72,364

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CIBC World Markets Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Administrative Officer
(Title)

Dated the 15th day of December, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Nov. 1, 2010 and ending Oct. 31, 2010
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 214,750,832
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		(3,585,336)
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		(3,319,637)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		(9,006,271)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached		(119,312,494)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 38,689,051	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		(38,689,051)
Total deductions		(173,912,789)
2d. SIPC Net Operating Revenues		$ ~~40,838,043~~
2e. General Assessment @ .0025		$ 102,095 (to page 1, line 2.A.)

2c (8)
Other revenue not related either directly or indirectly to the securities business.

Description	TOTAL
Residual Profit Sharing	85,417,529
Interco Infrastructure Recoveries	33,894,965
Total Transfer Pricing	119,312,494


CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION

CIBC World Markets Corp. and Subsidiaries
Year Ended October 31, 2010
With Report of Independent Registered
Public Accounting Firm

(SEC I.D. No.8-18333)

Ernst & Young LLP


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